Liquid Partners With Polycade to Release Retro Gaming Titles

Vancouver, BC – September 30, 2020 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce a partnership with Tyler Bushnell’s Polycade, the connected arcade platform invented by the son of Atari co-founder Nolan Bushnell, which enables retro-enthusiasts to play classic games in the 21st century.

"Partnering with Polycade creates an immediate revenue stream for Liquid. It also successfully executes on our direct-to-consumer model by leveraging Polycade’s innovative emulator software to bring beloved retro games to ultra-modern arcade consoles,” said Daniel Cruz, CFO of Liquid.“ Some of the best gaming titles were created decades ago and fervently played in the arcades of days past. Today, with Tyler’s lifelong understanding of video game culture, Polycade is setting the new standard for arcade machines, capturing the look and feel of retro-style gaming and updating it with the technology and aesthetics to fit the needs of modern homes and businesses.”

Under the agreement, all of Liquid’s retro gaming titles will be made available for the Polycade Game Store launching this fall. Liquid’s retro games will also be available via Polycade commercial models, which can be installed in virtually any business and come preloaded with classic titles.

“Everyone loves video games, but not everyone is a gamer. Polycade is lighthearted, social gaming that you can enjoy with just about anyone! Our partnership with Liquid Media allows us to expand our game offerings with classic, multiplayer arcade and console games from the 80s and 90s, and builds on our mission to create a socially focused platform that bridges a modern gaming experience with the retro arcade feel,” said Bushnell.

Video: Jimmy O. Yang is an actor, stand-up comic and writer best known for starring in the HBO comedy series Silicon Valley. On a tour of his home, Jimmy played some games on his Polycade and chatted with Polycade CEO Tyler Bushnell - watch the YouTube video here.

The arcade experience was a predecessor to the console revolution that started in the 1980s. Since then, gaming content has shifted from physical retail games to the PC revolution of the 90s. The early 2000s experimented with exclusive content for the major consoles, which carried forward until the recent explosion of cross-platform content, such as the hit game Fortnite that has now removed barriers of closed-end content.

The gaming market is shifting again in 2020 with a blend of subscription services between consoles and publishers as well as gamers from multiple platforms playing together. This shift has also given rise to Esports, which have experienced a rise in participation and viewership and appear poised to rival traditional sports leagues for future opportunities.

“Classic games evoke nostalgia and help gamers relive the best moments of their childhoods,” said Cruz. “With that comes a high demand for retro gaming content, which Liquid is excited to be providing through our partnership with Polycade.”

About Polycade Inc.

Polycade Inc. is on a mission to build community through gaming by combining the social arcade experience with modern games and technology. Users can experience Polycade through the Polycade Arcade Cabinet and the downloadable Polycade software. Created by Tyler Bushnell, son of Atari and Chuck E. Cheese founder Nolan Bushnell, the unique IP created by Polycade allows users to play games from any generation and use one interface to combine all of their favorite platforms.

Polycade’s founders include Tyler Bushnell, CEO and Jake Galler, COO. Investors include Founders Fund, Wavemaker Partners, and MVP All-Star Fund.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content intellectual property (IP) spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms.

Liquid Media’s leadership team includes Chairman Joshua Jackson (actor / producer, television and film), Chief Financial Officer Daniel Cruz (previously of Canaccord Financial), Managing Director Charlie Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties), and Director Nancy Basi (veteran Media + Entertainment expert), alongside Advisory Board members Wilson J. Tang (acclaimed digital entertainment veteran), Andrew Kaplan (capital markets strategist) and Michael Timothy Doyle (veteran interactive entertainment industry production executive). Each brings decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

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